Exhibit 1

For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. As such, no reconciliations for this non-GAAP information are available and we are unable to: present revenue before presenting constant currency adjusted revenue; present revenue before presenting constant currency New Category revenue; present revenue before presenting constant currency New Category revenue, excluding US vapour; present operating margin before presenting adjusted operating margin; present operating profit before presenting constant currency adjusted operating profit; and present earnings per share before presenting constant currency adjusted diluted earnings per share.

This announcement contains inside information

27 November 2019
BRITISH AMERICAN TOBACCO p.l.c.
2019 Second Half Pre-Close Trading Update

ON TRACK FOR A STRONG YEAR

Trading update - ahead of closed period commencing 1st January 2020

The business continues to perform well and we expect:
●	A strong financial performance on an adjusted basis
●	A good performance from Combustibles, with strong price mix and share gains
●	Strong results in the US
●	Growing share and good revenue growth in New Categories in second half (H2)
●	FY New Category constant currency revenue growth at the lower end of our range of 30-50%, reflecting the recent slowdown in the US vapour market
●	De-leveraging in line with our guidance

Jack Bowles, Chief Executive:

“We expect to deliver a strong performance in 2019, building on the good progress we made in the first half. Our focus on our global strategic brands is delivering share gains and strong price mix in combustibles, both globally and in the US. Increased investment and new product launches are delivering good New Category revenue growth in H2, despite the recent slowdown in the US vapour market. We believe that the issues around vaping in the US should lead to a better and stronger regulatory environment in which we are well placed to succeed. In summary, we are delivering on our priorities. We are driving value growth in combustibles, we are investing to deliver a step change in New Categories and we are transforming the business to create a stronger, simpler, more agile BAT. We are on track for a strong year.”

The business continues to perform well and we expect:
A strong financial performance on an adjusted basis
●	FY constant currency adjusted revenue growth in the upper half of our 3-5% long term guidance range
●	FY adjusted operating margin improvement of 50-100bps while delivering substantial additional investment behind New Categories
●	FY constant currency adjusted operating profit growth in the upper half of our 5-7% long-term guidance range
●	FY high single figure constant currency adjusted diluted EPS growth, with a currency translation tailwind of around 1.2%, and a headwind of around 2% for 2020*

A good performance from Combustibles, with strong price mix and share gains
●	No change to expectations for global industry volumes, down around 3.5% for the FY
●	BAT FY volumes to be broadly in line with the industry, after adjusting for the continued impact of Egypt and Venezuela and a 60bps impact from a one-off stock reduction in Russia
●	Corporate value share up 20bps YTD, driven by the Strategic Brands, up 55bps YTD
●	Corporate volume share up over 10bps YTD, with Strategic Brands up 60bps YTD
●	FY combustible price mix in excess of 7%

Strong results in the US
●	Strong constant currency revenue growth in line with the 3-5% Group guidance range, supported by good pricing and reduced discounting
●	No change to 2019 expectations for FY US industry volumes, down around 5.5%. Expect between 4-6% in 2020
●	Continued strong value share performance, with corporate value share up 30bps YTD, and premium share up 50bps YTD, driven by Natural American Spirit and Newport
●	Strategic brands volume share up 20bps YTD; corporate volume share flat YTD
●	Traditional Oral tobacco to deliver good constant currency revenue growth driven by pricing and share growth in moist snuff, up 90bps YTD

Growing share and good revenue growth in New Categories in H2
●
In vapour, Vuse is growing value share in the US, with Vuse Alto value share up 840bps to 11.1% in October, with total Vuse family value share at 17.5%. Vype continues to grow value share, reaching 11.8% in the UK, up 260bps, and 19.2% in France, up 790bps in October, with ePod successfully launched in both markets. In Canada, Vype is the fastest growing brand, reaching a value share of 27.6%, up 570 basis points since July

●
In THP, glo in Japan is holding volume share at 4.9% YTD in a competitive market. glo Pro and glo Nano launched successfully, with distribution building; glo Sens rollout began this month. Total nicotine corporate volume share in Japan is up 210bps to 18.4% YTD. Elsewhere, glo is now above 1% volume share in key cities in Eastern Europe, including Moscow

●
In Modern Oral, Velo’s rollout in the US has now expanded to 75k outlets and reaching a modern oral category volume share of 9.2%. LYFT/EPOK continue to grow, consolidating their leadership of the modern oral category outside the US

●	FY New Category constant currency revenue growth at the lower end of our range of 30-50%, reflecting the slowdown in the US vapour market
●	New Category constant currency revenue growth, excluding US vapour, to be around the middle of the range

De-leveraging in line with our guidance
●	Adjusted Net debt**/adjusted EBITDA*** reducing by approximately 0.4x excluding the impact of FX
●	FY free cash flow after dividends on track for £1.5bn
●	Medium-term rating target remains BBB+/Baa1, with a current rating of BBB+/Baa2****

The person responsible for making this announcement is Paul McCrory, BAT’s Company Secretary.

For further information, please contact:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

British American Tobacco Investor Relations
Mike Nightingale / Rachael Brierley / John Harney
+44 (0) 20 7845 1180 / 1519/ 1263

Webcast and Conference call  - The conference call will begin at 8.30am (GMT).

You can access the audio webcast via our website. You can also listen via conference call by dialling the numbers below, using PIN code 64839587 followed by #:
United Kingdom Toll-Free: 08003589473
United Kingdom Toll: +44 3333000804
United States Toll: +1 6319131422

A playback facility for the conference call will be available for 48 hours after the call.  To access this facility please use the numbers below, PIN code 301304134 followed by #:
United Kingdom: +44 (0) 333 300 0819 (UK toll-free number 0800 358 2049)
United States: 1 (866) 931 1566 (toll-free number 1 844 307 9361)

Market share data (unless otherwise stated) is at October 2019 and volume data is based on YTD October.

* Current exchange rates of USD/GBP 1.275 as at 25th November 2019

** Adjusted Net Debt is total borrowings, including related derivatives, less cash and cash equivalents and current available-for-sale investments, excluding the impact of the revaluation of RAI acquired debt arising as part of the purchase price allocation process.

*** Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.
****A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

As used herein, volume share refers to the retail sales volume of the product sold as a proportion of total retail sales volume in that category and value share refers to the retail sales value of the product sold as a proportion of total retail sales value in that category.

New Categories comprises Tobacco Heating Products (THP), Vapour and Modern Oral.

Note on Non-GAAP Measures

This announcement contains several non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty.

The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2018 Annual Report on Form 20‐F for a full description of each measure, pages 258 to 266. Free cashflow after dividends is a new measure introduced from 1 January 2019, in order to enhance the understanding of availability of cash generated after the payment of dividends.

The principal non-GAAP measures which the Group uses and that are contained in this announcement are adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share which are before the impact of adjusting items and are reconciled from revenue, profit from operations and diluted earnings per share, respectively. This announcement also contains New Category revenue, a non-GAAP measure reconciled from revenue, and adjusted operating margin, a non-GAAP measure defined as adjusted profit from operations as a percentage of adjusted revenue.

This announcement also contains adjusted net debt and adjusted EBITDA. The Group uses adjusted net debt and adjusted EBITDA to assess its financial capacity. The Management Board believes that these additional measures, which are used internally, are useful to the users of the financial statements in helping them to see how business financing has changed over the year.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group’s management reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

Forward-looking statements

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. ("BAT") shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934, regarding our intentions, beliefs or current expectations concerning our year-end results as well as, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook,” “target” and similar expressions.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and roll-out Potentially Reduced-Risk Products; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2019 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.